AB 3/12

15048460

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File No. 8-37563

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
StanCorp Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
1100 S.W. Sixth Avenue, 8th Floor
Portland, Oregon 97204

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Kathy M. Barclay 971-321-6007

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report:
Deloitte & Touche LLP
111 S.W. Fifth Avenue, Suite 3900
Portland, Oregon 97204-3642

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

KW 3/13

STANCORP EQUITIES, INC.

(SEC I.D. NO. 8-37563)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES FOR
THE YEAR ENDED DECEMBER 31, 2014
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

STANCORP EQUITIES, INC.

Table of Contents

Deloitte.

Deloitte & Touche LLP
3900 U.S. Bancorp Tower
111 S.W. Fifth Ave.
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
StanCorp Equities, Inc.
Portland, Oregon

We have audited the accompanying statement of financial condition of StanCorp Equities, Inc. (the "Company") as of December 31, 2014, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of StanCorp Equities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g and h listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2015

OATH OR AFFIRMATION

I, Julie A. Grandstaff, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to StanCorp Equities, Inc., as of and for the year ended December 31, 2014 are true and correct. I further affirm that neither StanCorp Equities, Inc. nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/24/15 Date

President

Title

Notary Public

My Commission Expires: April 15 2018

OFFICIAL STAMP
ERIKA BETH DEAL
NOTARY PUBLIC-OREGON
COMMISSION NO. 926967
MY COMMISSION EXPIRES APRIL 15, 2018

STANCORP EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS		
Cash and cash equivalents	$	4,379,024
Due from affiliates		119,946
Prepaid expenses		95,677
Deferred tax asset, net		469,686
Property and equipment, net		16,740
Other assets		4,906
Total assets	$	5,085,979
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable	$	1,570,391
Due to affiliates		453,170
Income tax payable, net		233,886
Payroll related and other payables		434,605
Other liabilities		84,347
Total liabilities		2,776,399
Commitments and Contingencies (See Note 2)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value, $0.50 stated value, 1,000,000 authorized; 10,000 issued and outstanding		5,000
Paid-in capital		2,083,696
Retained earnings		220,884
Total stockholder's equity		2,309,580
Total liabilities and stockholder's equity	$	5,085,979

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:		
Commission income	$	21,369,233
Expenses:		
Commissions		21,369,233
Personnel		4,950,236
Sales and travel		1,538,733
Occupancy		1,418,137
Service and administration fees		1,247,155
Telephone		337,718
Printing and postage		259,863
Other expenses		1,906,445
Total expenses		33,027,520
Operating expense offset for services provided to affiliates		(11,691,478)
Net expenses		21,336,042
Income before income tax expense		33,191
Income tax expense		33,191
Net income	$	-

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:		
Net income	$	-
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		(55,108)
Depreciation		3,220
Changes in other assets and liabilities:		
Due to/from affiliates		1,456,846
Prepaid expenses		6,875
Income tax payable		35,451
Commissions payable		(277,233)
Payroll related and other payables		122,095
Other, net		16,429
Net cash provided by operating activities		1,308,575
Increase in cash and cash equivalents		1,308,575
Cash and cash equivalents, beginning of year		3,070,449
Cash and cash equivalents, end of year	$	4,379,024
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$	52,848

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance, January 1, 2014	$ 5,000	$ 2,083,696	$ 220,884	$ 2,309,580
Net income	-	-	-	-
Balance, December 31, 2014	$ 5,000	$ 2,083,696	$ 220,884	$ 2,309,580

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

StanCorp Equities, Inc. (the "Company") is a wholly-owned subsidiary of StanCorp Financial Group, Inc. ("StanCorp"). The Company is registered with the Securities and Exchange Commission as a broker-dealer. The Company's activities are limited to wholesaling an unregistered group annuity contract and a mutual fund trust platform for retirement plans, which are administered by Standard Retirement Services, Inc. ("Standard Retirement Services"). As a wholesaler, the Company solicits and supports third-party broker-dealers and investment advisers that offer or advise their retirement plan clients on using an unregistered group annuity contract or a mutual fund trust platform. The unregistered group annuity contract is issued by Standard Insurance Company ("Standard"). Standard, Standard Retirement Services and the Company have entered into an Administrative Services and Treasury Agreement, which provides for the allocation of expenses between the three companies. Standard and Standard Retirement Services are both wholly-owned subsidiaries of StanCorp.

Basis of Presentation — The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — Cash and cash equivalents include cash and money market funds with maturities of three months or less at the date of acquisition.

Commissions Payable — Commissions payable are due to external brokers and registered representatives of the Company for Standard and Standard Retirement Services' business sold or serviced.

Due to and From Affiliates — Amounts due from affiliates were $119,946 at December 31, 2014. Amounts due to affiliates were $453,170 at December 31, 2014.

Prepaid Expenses — Prepaid expenses are amounts paid to vendors in advance of when services are provided.

Other Assets — Other assets consists of renewal deposits with the Financial Industry Regulatory Authority, Inc.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. The Company depreciates property and equipment on a straight-line basis using a half-year convention. At December 31, 2014, the Company had $16,740 of property and equipment, net of accumulated depreciation. Accumulated depreciation was $11,137 at December 31, 2014. Useful lives are determined using StanCorp's asset life schedule. The current estimated weighted-average remaining useful life of fixed assets was 6.2 years as of December 31, 2014.

Payroll Related and Other Payables — Payroll related and other payables include payroll related expenses and other accrued operating expenses incurred in generating revenue.

Other Liabilities — Other liabilities include accounts payable amounts subject to state escheat reporting and sales taxes payable.

Commission Income and Commission Expense — Commission expense represents commission payments to external brokers for Standard business sold or serviced. Commission expense also includes incentive compensation paid to the Company's representatives. Commission income is collected from Standard, which pays the Company an amount equal to these payments pursuant to the Underwriting and Service Agreement between the Company and Standard.

Personnel Expense — Personnel expense represents salaries paid to the Company's personnel.

Sales and travel — Sales and travel expense represents expenses incurred for sales conferences and promotions for the Company's products.

Occupancy — Occupancy expense represents rent payments for the Company's offices.

Service and Administration Fees—Service and administration fees represent fees paid to external vendors for bank fees and fund administration fees.

Telephone Expense—Telephone expense includes all phone service fees and long distance services.

Printing and Postage Expense — Printing and postage includes educational and marketing materials used in the Company's retirement business.

Other Expenses — Other expenses include office supplies, data processing software, professional fees, regulatory fees, equipment expense, insurance, depreciation expense, allocated overhead costs from Standard, and other miscellaneous operating expenses.

Operating Expense Offset for Services Provided to Affiliates — Related Party — Pursuant to the Administrative Services and Treasury Agreements with Standard and Standard Retirement Services, non-commission expenses, including income taxes, are allocated to these affiliates via an operating expense offset as these costs are incurred in conjunction with the compliance and licensing services, sales and client services and miscellaneous services that the Company provides to support the operations of Standard and Standard Retirement Services.

Income Taxes — For income tax purposes, the Company's operations are included in a consolidated income tax return filed by StanCorp; however, in accordance with StanCorp's policy, the Company computes the provision for income taxes as if it were filing a separate income tax return for financial statement purposes. Throughout 2014 the Company did not have any material uncertain tax positions. At December 31, 2014 the Company had a net deferred tax asset of $469,686. Included in the provision for income tax expense was $55,108 of deferred tax benefit for 2014. Total income taxes may differ from the amount computed by applying the federal corporate tax rate of 35% because of the net result of permanent differences and the inclusion of federal, state and local income taxes. The combined federal and state effective tax rate expense was 100% for 2014. The primary cause for the difference in the effective tax rate was due to the allocation of income taxes to Standard and Standard Retirement Services via an operating expense offset. See "Operating Expense Offset for Services Provided to Affiliates." The effective tax rate also included prior year federal, state, and local net tax benefit adjustments of $62,132. It is the Company's accounting policy to record interest paid on income tax liabilities as interest expense. Income tax penalties incurred are recorded as an operating expense.

Credit Risk Concentration — Over the course of 2014 the Company had cash balances in excess of the federally insured $250,000 limit at a single financial institution.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. COMMITMENTS AND CONTINGENCIES

The Company leases certain buildings and equipment under an intercompany service agreement with Standard. This agreement is cancellable with a 180 day written notice.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule adopted by the Securities and Exchange Commission, which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000. The Company had net capital, as defined, of $1,602,625 at December 31, 2014, which was $1,417,532 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.73 to 1 at December 31, 2014.

The declaration and payment of dividends to StanCorp is subject to the discretion of the Board of Directors depending on financial condition, cash requirements, future prospects, and net capital requirements. The Company declared no dividends during 2014.

* * * * * *

STANCORP EQUITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL		
Stockholder's equity	$	2,309,580
Less: nonallowable assets		706,955
Net capital before haircut on security positions		1,602,625
Haircut on security positions		-
Net capital	$	1,602,625
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities	$	2,776,399
Ratio of aggregate indebtedness to net capital		1.73 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	185,093
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of the above two amounts)	$	185,093
Excess net capital	$	1,417,532
Excess Net Capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	1,324,985

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2014.

STANCORP EQUITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
3900 U.S. Bancorp Tower
111 S.W. Fifth Ave.
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
StanCorp Equities, Inc.
Portland, Oregon

We have reviewed management's statements, included in the accompanying StanCorp Equities, Inc.'s Exemption Report, in which (1) StanCorp Equities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 26, 2015

StanCorp
Financial Group℠

STANCORP EQUITIES, INC.'S EXEMPTION REPORT

We as members of management of StanCorp Equities, Inc. (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: paragraph (k)(1) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief, we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) we met the identified exemption provisions for the period June 1, 2014 through December 31, 2014 without exception.

[signature] 2/24/15
Signature Date

President
Title

1100 SW Sixth Avenue
Portland OR 97204-1093
tel 888.937.4783

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x Roberta Monroe BD Analyst 12/30/14

Authorized Signature/Title Date

SIPC-3 2015

8-

8-037563 FINRA DEC 7/10/1987
STANCORP EQUITIES INC
ATTN ~~JANN SMITH 8TH FL P8A~~ Roberta Monroe
1100 SW 6TH AVE 8th Floor
PORTLAND, OR 97204-1093 P8B

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2015** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SECURITIES INVESTOR PROTECTION CORPORATION
805 FIFTEENTH STREET, N. W., SUITE 800
WASHINGTON, D.C. 20005-2215
(202) 371-8300 FAX (202) 371-6728
WWW.SIPC.ORG

December, 2014

TO: Securities Brokers and Dealers Who Claimed Exclusion From SIPC Membership for the Calendar Year Ended December 31, 2014 under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA")

SIPC-3, Certification of Exclusion From Membership, must be filed at the ***beginning of each calendar year*** by persons excluded from SIPC membership pursuant to SIPA Section 78ccc(a)(2)(A).

The enclosed SIPC-3 is provided for your use in the event that you intend to continue to claim exclusion from membership in SIPC because you expect your business as a broker-dealer, during the **2015** ***calendar year***, to continue to consist exclusively of one or more of the categories listed on that form.

The completed form should be mailed in the enclosed return envelope, no later than January 31, **2015.**

In the event of any change in your business that would terminate your exclusion from membership in SIPC, you must immediately give SIPC written notice so that data concerning SIPC membership and assessments can be mailed to you.

Any questions should be directed to SIPC or FINRA.

Sincerely,

SECURITIES INVESTOR PROTECTION CORPORATION

Enclosures: SIPC-3
return envelope

746709